UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark One).

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

X Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer

Stigma, Inc.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Minnesota

Date of Organization

September 27, 2021

Physical address of issuer

2563 Monterey Ave., St. Louis Park, MN 55416

Website of issuer

www.stigmahemp.com

Current Number of Employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	**116,842**	**85,069**
Cash & Cash Equivalents	**90,717**	**23,771**
Accounts Receivable	**0**	**0**
Short-term Debt	**201,053**	**200,547**
Long-term Debt	**6,000**	**0**
Revenues/Sales	**146,618**	**176,977**
Cost of Goods Sold	**207,088**	**134,662**
Taxes Paid	**0**	**0**
Net Income	**(170,733)**	**6,892**

April 28, 2023

Form C-AR

Stigma, Inc.

STIG·MA

CANNABIS CO.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Stigma, Inc, a Minnesota corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/28/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Business

Stigma, Inc is one of the first hemp/cannabis companies in Minnesota. Our core products now include THC edibles and drinks as well as a variety of legacy CBD offerings. With the shift in market conditions and changes in Minnesota's THC laws, we have pivoted away from expansion in Michigan to focus on expansion in Minnesota. Stigma employs an omni-channel strategy with plans to re-open brick and mortar operations as well as expand distribution to all areas of Minnesota and beyond. Stigma will pursue a variety of cannabis licensing options in Minnesota once they become available.

RISK FACTORS

Stigma, Inc. (the "**Company**") provides the following risk factors related to its proposed business operations:

The risks described below are not intended to be an all-inclusive list of the potential risks relating to an investment in the Company. Any of the risk factors described below could significantly and adversely affect the Company's business, prospects, financial condition, and results of operations. Additional risks and uncertainties not currently known or that are currently considered to be immaterial may also materially and adversely affect the business. As a result, the value of the Shares could be materially and adversely affected and investors may lose all or part of their investment.

The Company is subject to changing economic, competitive, and regulatory risks and uncertainties that could have a material impact on its business, financial condition, or results of operations.

Legal and Political Risks Federal Law Changes Concerning Hemp.

On December 20, 2018 President Donald J. Trump signed into law the 2018 Farm Bill, which effectively redefines cannabis plants with no more than .3% THC, clarifying that such plants do not constitute illegal drugs under the Controlled Substances Act. States must still submit individual plans to regulate the crop to the Department of Agriculture for approval or denial. Final Department of Agriculture rules are still forthcoming. We do not know the ramifications upon sellers of hemp-derived products, like us, pursuant to the forthcoming rules.

Federal paraphernalia laws.

Federal drug paraphernalia laws in the United States regulate any equipment, product, or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing, processing, preparing, injecting, ingesting, inhaling, or otherwise introducing into the human body a controlled substance listed under the CSA, but excludes application to any person permitted by local, state, or federal law to manufacture, possess, or distribute such items. In determining whether a product constitutes drug paraphernalia, prosecutors and courts may consider the following factors: (a) instructions, oral or written, provided with the item concerning its use; (b) descriptive materials accompanying the item which explain or depict its use; (c) national and local advertising concerning its use; (d) the manner in which the item is displayed for sale; (e) whether the owner, or anyone in control of the item, is a legitimate supplier of like or related items to the community, (f) direct or circumstantial evidence of the ratio of sales of the item to the total sales of the business enterprise; (g) the existence and scope of legitimate uses of the item in the community; and (h) expert testimony concerning its use. If federal authorities determine our products fall under the purview of federal paraphernalia laws and the Company fails to qualify for a valid exclusion from such laws, the Company may be subject to fines, suspension, or withdrawal of regulatory approvals, product recalls, and seizures, operating restrictions, and/or criminal prosecutions.

Product testing.

Minnesota law contemplates the testing of industrial hemp crops to ensure tetrahydrocannabinol (THC) levels do not exceed three-tenths of 1 percent (0.3%). MN's regulatory testing requirements and procedures have not been finalized for the 2018 Farm Bill and regulatory changes may impose more burdensome requirements than previously anticipated. Such changes may require that existing business models must be adapted over a short period of time in order to operate in compliance with the new or updated regulations, resulting in additional expenses. Should regulators impose different or stricter testing requirements, the Company's operating expenses will be greater and there is no guarantee that the Company will be able to afford the added expenses.

The Company's business is dependent on laws pertaining to the industrial hemp industry, and further legislative development is not guaranteed.

The Company's business plan involves the distribution, manufacture, storage, transportation and/or sale of industrial hemp-derived products in compliance with applicable state law and federal law (generally referred to herein as the "Company Business"). Continued development of the industrial hemp industry is dependent upon continued legislative and regulatory authorization of industrial hemp at the state and federal level. Any number of factors could slow or halt progress in this area. Further progress is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process. Any one of these factors could slow or halt business operations relating to industrial hemp or the current tolerance for the use of industrial hemp by consumers, which would negatively impact the Company Business.

Legal uncertainty.

Laws and regulations affecting the industrial hemp industry are constantly changing, which could detrimentally affect the Company's proposed operations. Local, state and federal industrial hemp laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt the Company Business and result in a material adverse effect on its operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to the Company's proposed business, including, but not limited to, regulations or laws impacting the cultivation and production methods the Company may utilize. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can the Company determine what effect additional governmental regulations or administrative policies and procedures, if promulgated, could have on the Company Business.

Business Risks

Economic environment.

The Company's operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and consequently, impact the Company's sales and profitability.

9

The Company may have difficulty accessing the service of banks and bankruptcy protections, which may make it difficult for it to operate or unwind.

Businesses in MN involved in the industrial hemp industry often have trouble finding a bank willing to accept their business. This lack of access to financial services could have an impact on the Company's ability to access traditional banking services and credits from banks. The inability to open bank accounts may make it difficult for the Company to operate and the reliance on cash can result in a heightened risk of theft. Additionally, unless the industrial hemp used in our products is cultivated pursuant to the 2018 Farm Bill, it is likely the Company will be denied bankruptcy protection as established under federal law, thus, making it very difficult for lenders to recoup their investments.

Insurance risks.

In the United States, many industrial hemp related companies are subject to a lack of adequate insurance coverage including, without limitation, general coverage for manufacturing industrial hemp products and traditional commercial insurance covering product transit. In addition, an insurance company may deny claims for any loss relating to industrial hemp cultivated in a manner not compliant with the 2018 Farm Bill for reasons such as it is illegal under federal law, as a contract for an illegal item is unenforceable or there can be no insurable interest in an illegal item.

A number of insurance companies and brokers, but not all, have recently extended or indicated a willingness to extend coverage to businesses operating in the industrial hemp industry.

However, because the Company operates in the industrial hemp industry, it may have a more difficult time than other non-industrial hemp-related businesses obtaining the insurance that it desires to operate, which may expose the Company to additional risk and financial liabilities. Liability claims may be expensive to defend and may result in large judgments against the Company. Any insurance the Company may obtain may not provide a reimbursement for certain claims or the coverage may not be sufficient to cover claims made against the Company. The Company cannot predict all of the possible harms, if any, that may result from existing or future products and, therefore, the amount of insurance coverage the Company may hold may not be adequate to cover all liabilities that the Company might incur. If the Company is sued for any injury allegedly caused by the products, the liability could exceed the Company's ability to pay the liability. Whether or not the Company is ultimately successful in any adverse litigation, such litigation could consume substantial amounts of the Company's financial and managerial resources, all of which could have a material adverse effect on its business, financial condition, results of operations, and prospects. Insurance that is otherwise readily available to non- industrial hemp-related businesses, such as workers' compensation, general liability, and governors and/or governors and officers insurance, may be more difficult for the Company to find, and more expensive, because the Company is engaged in the industrial hemp industry. Even if the Company is able to obtain insurance, it may be at a cost that is higher than other businesses. There are no guarantees that the Company will be able to find adequate insurance, or that the cost will be affordable. The lack of adequate insurance or difficulty obtaining such insurance may prevent the

Company from entering into certain business sectors, may inhibit growth, and may expose the Company to additional risk and financial liabilities.

Product liability for industrial hemp related companies.

Industrial hemp companies are subject to strict product liability laws where a Company who sells a defective product to a consumer is subject to liability for any harm that befalls that consumer due to the defect. For example, a Company who sells industrial hemp CBD infused products could be held liable if that product was tainted in the cultivation or manufacturing process or inadequately labeled and a consumer subsequently fell ill. This area of law is unsettled and there is very little statutory or case law regarding industrial hemp and products liability. Under certain circumstances, the Company, or distributors or retailers of its products, may be required to recall or withdraw products. Even if a situation does not necessitate a recall or market withdrawal, product liability claims may be asserted against the Company. If the consumption of any of the products causes, or is alleged to have caused, a health-related illness, the Company may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that the products caused illness or physical harm could adversely affect the Company's reputation and brand equity.

Risks associated with young industries.

The industrial hemp industries of those states which have legalized such activity are not yet well-developed, and many aspects of these industries' development and evolution cannot be accurately predicted. While the Company has attempted to identify many risks specific to the industrial hemp industry, prospective members should carefully consider that there are probably

other risks that the Company has not foreseen or not mentioned in this document, which may cause prospective members to lose some, or all, of such prospective members' investment. Given the limited history, it is difficult to predict whether this market will continue to grow or whether it can be maintained. For example, as a result of the Company's limited operating history in a new industry, it is difficult to discern meaningful or established trends with respect to the purchase activity of the Company's customers.

Absence of long operating history.

The past performance, existing relationships and rapid growth of the Company cannot be relied upon as indicia of future performance or success of the Company. The Company faces risks in developing its products and eventually bringing them to market. The Company also faces risks that it will lose some or all of the Company's market share in existing businesses to competition, or the Company risks that its business model becomes obsolete. Some of the Company's business projects are not yet developed and can be considered subject to risk associated with development-level businesses. The Company operates in a rapidly evolving market. Accordingly, the Company's future prospects are difficult to evaluate, increasing the risk that the Company may not be successful. The Company will encounter risks and difficulties as a company operating in a rapidly evolving market and may not be able to successfully address these risks and difficulties, which could materially harm its business and operating results. The risks detailed herein are material risks faced by the Company. If any of these risks occur, the Company's business, its ability to receive revenues, its operating results and its financial condition could be seriously harmed.

Need for additional financing.

The Company anticipates that it will be able to raise sufficient capital to fund its anticipated development and operation through various sources. However, the estimated budget is based on certain assumptions, including assumptions related to the performance of the business, and there can be no assurance that unanticipated unbudgeted costs will not be incurred or that the business will not perform as expected. Furthermore, the Company has the authority to increase the budget if the Company deems it advisable to enhance the viability of the venture. Future events, including problems, delays, expenses and difficulties frequently encountered in the industry, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that could make it necessary or advisable for the Company to seek additional financing. There can be no assurance that the Company would be able to obtain any necessary additional financing on terms acceptable to the Company, if at all. Also, additional financings may result in dilution of equity stakes in the Company.

Reliance on management; potential disqualification of managers.

The Company's board of governors has full discretionary authority to structure, manage and monitor the Company's activities, as well as to commit the Company assets, and, in doing so, has no responsibility to consult with any members, subject to applicable law. The continued availability of the services of the Company's governors is critical to the Company's success, and the Company has no key insurance on such governors. The loss of services of any key governor, manager or employee or consultant may have a material adverse effect on the Company.

Governor conflict of interest.

The governors and their principals and employees are not required to render exclusive services in connection with the Company. Consequently, the governors or one or more of their principals or employees may render services in connection with other business projects, including other projects in the industrial hemp industry, during any and or all phases of operations. Furthermore, there may be conflicts of interest between a governor, on the one hand, and the Company and its other Members, on the other. Such conflicts may include cash distribution policies, working capital reserve policies, and the opening of other enterprises in the industrial hemp industry by the governors.

Dependence on successful recruiting efforts.

The Company's long-term success is heavily dependent upon its ability to recruit and train qualified personnel, including key management, industry talent, and technical and marketing personnel. Competition for highly qualified professional, technical, talent, business development, and management and marketing personnel is intense. There can be no assurance that the Company will be successful in attracting, training, or retaining the key personnel required to execute its business plan. If the Company is unsuccessful in its recruiting efforts, such failure could have a material adverse effect on its business, results of operations, financial condition and forecasted financial results.

Risks associated with valuation.

The assumption of Company value underlying this offer may not be representative of fair market value. There is no market for the Company's Shares. Likewise, no independent appraisal or valuation has been performed on the Company. Consequently, the Company has arbitrarily determined the value of the Company based on several factors: estimates of the Company's business potential and earnings prospects; the present state of the Company's development; assessment of the Company's management; the Company's capital needs; and consideration of these factors in relation to the market evaluations of comparable companies, the current conditions of the Company's industry, and the economy as a whole. There can be no assurance that the valuation is representative of fair market value.

Fluctuation of operating results.

The Company and its management expect that the Company will experience substantial variations in net sales and operating results from quarter to quarter due to customer acceptance of its products. If customers do not accept the Company's products, its sales and revenues will decline, resulting in a reduction in its operating income. Customer interest for the Company's products could also be impacted by the timing of the Company's introduction of new products. If competitors introduce new products around the same time that the Company issues new products, and if such competing products are superior to the Company's, customers' desire for the Company's products could decrease, resulting in a decrease in Company sales and revenue. The Company may also lose market share to better-funded, aggressive competitors, particularly if large pharmaceutical companies or alcohol or tobacco companies decide to compete against the Company. Increased competition is likely to result in lower sales volumes, price reductions and reduced revenue and gross margins.

Heightened scrutiny by regulatory authorities.

The Company's existing operations in MN, and any future operations or investments, may become the subject of heightened scrutiny by regulators and other authorities. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company's ability to operate in an economically viable manner.

Risks inherent in an agricultural business.

Industrial hemp is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. There can be no assurance that natural elements will not have a material adverse effect on the production of the Company's products.

Vulnerability to rising operating costs.

Industrial hemp cultivation operations consume considerable resources, making the Company's suppliers potentially vulnerable to rising energy and or water costs. Rising or volatile costs may have a material adverse effect as to the business, results of operations, financial condition or prospects of the Company.

Results of future clinical research.

Research in the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of industrial hemp or isolated cannabinoids derived from industrial hemp remains in early stages. There have been relatively few clinical trials on the benefits of industrial hemp or isolated cannabinoids derived from industrial hemp (such as CBD). Future research and clinical trials may prove prior research results to be incorrect, or could raise concerns regarding, and perceptions relating to, industrial hemp and industrial hemp derived cannabinoids. Given these risks, uncertainties and assumptions, prospective members

should not place undue reliance on prior research articles and reports. Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to industrial hemp and industrial hemp derived cannabinoids, which could have a material adverse effect on the demand for the Company's products with the potential to lead to a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Reliance on key inputs.

The industrial hemp business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of the Company.

Constraints on marketing products.

The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities relating to industrial hemp imposed by government regulatory bodies. The regulatory environment in the United States limits companies' abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's sales and results of operations could be adversely affected.

Fraudulent or illegal activity by employees, contractors and consultants.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; or (iii) laws that require the true, complete and accurate reporting of information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company's business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company's operations, any of which could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Information technology systems and cyber-attacks.

The Company's operations depend, in part, on how well it and its suppliers protect networks, equipment, and information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

BUSINESS

Stigma, Inc is one of the first hemp/cannabis companies in Minnesota. Our core products now include THC edibles and drinks as well as a variety of legacy CBD offerings. With the shift in market conditions and changes in Minnesota's THC laws, we have pivoted away from expansion in Michigan to focus on expansion in Minnesota. Stigma employs an omni-channel strategy with plans to re-open brick and mortar operations as well as expand distribution to all areas of Minnesota and beyond. Stigma will pursue a variety of cannabis licensing options in Minnesota once they become available.

Our headquarters is located at 2563 Monterey Ave., St. Louis Park, MN 55416.

History

Stigma, Inc. was founded in April of 2018 after we witnessed the relief that therapeutic cannabis brought to friends and family battling cancer. Their bravery to trust the plant amidst the stigma surrounding it inspired us to create a cannabis brand with a purpose. With an ode to the stigma in the flower itself, we coined Stigma.

We have since built a core internal team and a retail CBD and THC brand making products for thousands of customers. CBD and low dose THC was just the start and we are now ready for cannabis' inevitable legalization.

The future looks bright with strategic partnerships, new collaborations and legal cannabis products.

Business Outlook

Stigma is excited about the potential future of legalized recreational cannabis in Minnesota. While we are preparing for this potential, we remain vigilant in our growth and expansion within the framework of the current "low-dose" hemp derived THC edible market. We continue to expand our network of sale representatives and grow distribution. We've added Kowalski's stores as a new retail customer and Surly as a collaborator and distributor.

Customer Base

Stigma enjoys a diverse customer base of adults aged 21 years of age and older. From people seeking a better night sleep to people looking for pain alleviation or just simple relief from the everyday stress from life, Stigma has something for everyone.

Competition

We embrace competition and you can often find us right next to each other at events and meetings. We speak highly of many of our competitors and share adoration for each others products. We believe in a "high tide raises all boats" philosophy. Some of our competitors include BLNCD, Cultivated as well as a handful of opportunistic breweries.

Intellectual Property

Stigma has a number of pending state-based trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Josh Maslowski	Director, CEO	Strategic Planning. Responsible for setting the overall strategic direction of the organization and developing plans to achieve its goals and objectives. Provides leadership to the organization and sets the tone for the culture and values of the company.	Carlson School of Business, University of Minnesota
Cameron Henderson	Director, CFO	Oversees the company's accounting and bookkeeping functions, ensuring that financial transactions are recorded accurately and in compliance with applicable laws and regulations. Manages the company's cash flow, ensuring that there is enough cash on hand to cover	University of Minnesota -Duluth University of London St. Thomas University

		expenses and investments. Identifies and manages financial risks to the company, such as credit risk, market risk, and operational risk.	
Tim Anderson	COO	Responsible for developing and implementing the company's operational strategy. Identifies areas for process improvement within the company and develops and implements strategies to optimize operations. Develops and implements performance metrics to measure the success of the company's operations and ensure that they align with the company's strategic goals. Ensures that the company provides excellent customer service, developing and implementing strategies to meet customer needs and expectations.	University of Minnesota -Duluth

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Minnesota law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 full-time employees and 0 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of April 28, 2023 is as follows:

Common Stock	Shares	Voting Rights	Antidilution Rights
Maslowski, Josh	2,812,500	Yes	No
Henderson, Melissa	937,500	Yes	No
Hammond, James	10,000	Yes	No
Murphy, Sean	10,000	Yes	No
Kunz, Vicki	10,000	Yes	No
Maslowski, Judy	10,000	Yes	No
Holbrook, Christian	10,000	Yes	No
Nybakken, Blake	10,000	Yes	No
Biever, Joslyn	10,000	Yes	No
SANDERS, JASON	10,000	Yes	No
Benson, Kevin	10,000	Yes	No
Underhill, Jeffrey	5000	Yes	No
Eichele, Dalton	5000	Yes	No
DeKok, Jon	5000	Yes	No
Treadwell, Kimberly	5000	Yes	No
Coate, Todd	5000	Yes	No
Barnacle, Mykell	5000	Yes	No
Puffe, Joel	5000	Yes	No
Vacura, Kari	5000	Yes	No
Graner, Steve	5000	Yes	No
Sparhawk, George	5000	Yes	No
Bunkers, Luke	5000	Yes	No
Cartwright, Kyle	5000	Yes	No
Folkert, Donald	3000	Yes	No

Stumpf, Tyler	2500	Yes	No
Giles, Philip	2500	Yes	No
Ackerman, Robert	2500	Yes	No
Toellner, Dan	2500	Yes	No
Castagna, Barb	2500	Yes	No
Toellner, Vicki	2000	Yes	No
Giles, Stephen	2000	Yes	No
Walvatne, Matt	1500	Yes	No
Weinhold, Dave	1000	Yes	No
Frieberg, Victoria	1000	Yes	No
Neumann, Brian	1000	Yes	No
Gabrielson, Lori	1000	Yes	No
hawley, donna	1000	Yes	No
Colvin, Zane	1000	Yes	No
Walvatne, Matt	1000	Yes	No
Hoversten, Andrea	1000	Yes	No
Ferris, Kjell	1000	Yes	No
McCabe, Jason	1000	Yes	No
Maslowski, Matthew	1000	Yes	No
Powers Olson, Susan	1000	Yes	No
Simpson, Jeff	1000	Yes	No
Davis, Matthew	1000	Yes	No
Terfa, Natalia	1000	Yes	No
Cravens, Erin	1000	Yes	No
Milbauer, Michael	1000	Yes	No
Biermaier, Andrew	1000	Yes	No
Biermaier, Andrew	1000	Yes	No
Ancheta , Lee	1000	Yes	No
Vestal, Amanda	1000	Yes	No
Booth, Jacqueline	1000	Yes	No
Cermak, Justin	1000	Yes	No
Hermann-Johnson, Emberly	500	Yes	No
Moser, Greg	500	Yes	No
Moran, Kevin	500	Yes	No
Goeken, Ryan	500	Yes	No
Holz, Andrea	500	Yes	No
Conroy, Jennifer	500	Yes	No
Crystal, Jason	500	Yes	No
Selvidge, Lucas	500	Yes	No

Pafiolis, Diane	500	Yes	No
Guglielmetti, Chad	500	Yes	No
Ackerman, Robert	500	Yes	No
Gasper, Madeline	500	Yes	No
Rydell, Mike	500	Yes	No
Hicks, Mary	500	Yes	No
Del Castillo, Anthony	500	Yes	No
Tucker, Ginger	500	Yes	No
Castagna, Barb	500	Yes	No
Peterson, Neal	500	Yes	No
Link, Barry	500	Yes	No
Sarppo, Gary	500	Yes	No

Our authorized capital stock consists of 4,000,000 shares, all of which are designated as common stock, each having $0.0001 par value. As of April 28, 2023, there were 3,954,000 shares of common stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.

The common stock is the only class of securities that has voting power, the Company has not issued any outstanding securities.

Regulation CF Offering

On November 18, 2021, the Company issued 204,000 shares of common stock (the "Investor Shares"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth.

The Regulation CF Transaction was conducted through Silicon Prairie Online Holdings, LLC (the "Intermediary"). The Intermediary received 5% of the proceeds of the Regulation CF Transaction in cash (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $193,800 in net proceeds from the offering.

Debt

Stigma, Inc has an outstanding debt position with Josh Maslowski in the amount of $200,000 at a rate of 3% annual and a $6000 note with Mazlowski Marketing.

Ownership

At this time, the Company has only two beneficial equity holders holding greater than 20% of the voting equity of the Company: Josh Maslowski and Melissa Henderson.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$146,619	-$148,241	$0

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

On November 18, 2021, the Company consummated (a) an offering pursuant to Regulation CF and raised $204,000.00. The Company will likely require additional financing in excess of the proceeds from this offering and its revenue from ongoing operations in order to sustain continued investment in growth over the next 24 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the Regulation CF offering, in each case in arm's length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act. CONFIRMED

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

STIGMA
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Sales	146,618.80
Total Income	146,618.80
Cost of Goods Sold	
Cost of Goods Sold	129,026.86
Freight and Shipping Costs	2,664.72
Merchant Account Fees	95.00
Product Packaging	6,886.56
Purchases - Resale Items	400.00
Subcontractor	68,014.94
Total COGS	207,088.08
Gross Profit	-60,469.28
Expense	
Amortization Expense	2,669.00
Advertising and Promotion	1,326.13
Bank Service Charges	1,059.99
Commission Expense	10,199.95
Computer and Internet Expenses	1,093.30
Dues and Subscriptions	5,257.89
Legal Fee Expense	5,146.06
License and Fees	7,126.89
Marketing	18,612.98
Meals	573.44
Office Expense	10,150.29
Office Supplies	12.05
Product Testing	0.00
Professional Fees	20,801.18
Research & Development Exp	0.00
Royalty's Paid	705.56
Telephone Expense	209.25
Travel Expense	5,117.30
Total Expense	90,061.26
Net Ordinary Income	-150,530.54
Other Income/Expense	
Other Income	
Interest Income	1.95
Total Other Income	1.95
Other Expense	
R&D Credit Adj	-2,287.00
Miscellaneous	0.00
Total Other Expense	-2,287.00
Net Other Income	2,288.95
Net Income	-148,241.59

STIGMA
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Chk	89,698.46
Savings	1,018.48
Total Checking/Savings	90,716.94
Other Current Assets	
Inventory	26,125.00
Total Other Current Assets	26,125.00
Total Current Assets	116,841.94
Fixed Assets	
Accumulated Amortization	-2,669.00
Research & Development	22,873.88
Accumulated Depreciation	-13,402.78
Furniture and Equipment	13,402.78
Total Fixed Assets	20,204.88
TOTAL ASSETS	137,046.82
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan From Josh Maslowski	200,000.00
Sales Tax Payable	1,053.00
Total Other Current Liabilities	201,053.00
Total Current Liabilities	201,053.00
Long Term Liabilities	
Note Payable - Mazlowski Mktg	6,000.00
Total Long Term Liabilities	6,000.00
Total Liabilities	207,053.00
Equity	
R&D Credit Adjustment	-2,287.00
Contributions - Silicon Prairie	196,000.00
Retained Earnings	-115,477.59
Net Income	-148,241.59
Total Equity	-70,006.18
TOTAL LIABILITIES & EQUITY	137,046.82

CERTIFICATION

I, Josh Maslowski, CEO of Stigma, Inc., certify that:

(1) the financial statements of Stigma, Inc. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of Stigma, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Stigma, Inc. filed for the fiscal year ended December 31, 2022.

Dated: April 28, 2023

/s/ Josh Maslowski
Josh Maslowski
Chief Executive Officer